CONFIRMING STATEMENT This Statement confirms that the undersigned has authorized and designated John Donofrio and Jennifer Nelson (the “Designees”) to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Honeywell Aerospace Inc. The authority of the Designees under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to the undersigned’s ownership of or transactions in securities of Honeywell Aerospace Inc., unless earlier revoked in writing. The undersigned acknowledges that the Designees are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934. Date: June 29, 2026 /s/ Robert Conrad Buddecke Jr. Robert Conrad Buddecke Jr.